UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 30, 2016

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-206183) and Form S-8 (File Nos. 333-199857, 333-195691 and 333-180408) of AVG Technologies N.V. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 30, 2016, Avast Holding B.V. (“Avast”) and Avast Software B.V., a wholly owned subsidiary of Avast (“Purchaser), announced the completion (the “Closing”) of the previously announced offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”). On September 30, 2016, Avast and Purchaser also announced the commencement of a subsequent offering period of the Offer (the “Subsequent Offering Period”), in accordance with the Purchase Agreement, dated as of July 6, 2016, among Avast, Purchaser and the Company. The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on October 14, 2016, unless extended.

As previously disclosed, on August 23, 2016, the Company held an extraordinary general meeting of shareholders at which shareholders approved certain agenda items to become effective upon the acceptance by Purchaser of Shares tendered in the Offer (the “Acceptance Time”), including the resignation of certain managing and supervisory directors of the Company and the appointment of new managing and supervisory directors designated by Avast. Thus, as a result of the acceptance of Shares in the Offer, the resignation of all pre-Closing managing directors has become effective. Also effective upon the Acceptance Time were the resignations of all pre-Closing supervisory directors, except for Jan Haars and Colin Tenwick. The appointments of Alan Rassaby, Stefan Boermans and Dick Haarsma to the management board, and René Bienz, Gagandeep Singh and Glenn Taylor to the supervisory board, became effective upon the Acceptance Time.

Also on September 30, 2016, the Company announced its intention to (1) voluntarily delist the Shares from the New York Stock Exchange and (2) upon satisfaction of the applicable requirements, deregister the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act once it is eligible to do so.

A copy of the press release of Avast announcing the Closing of the Offer and the Company’s intention to voluntarily delist the Shares and deregister the Shares under the Exchange Act is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Document

99.1	Press release issued by Avast Holding B.V. on September 30, 2016 (incorporated by reference to Exhibit (a)(5)(N) to Schedule TO of Avast Holding B.V. (file no. 005-87064) filed with the Securities and Exchange Commission in Amendment No. 9 to Schedule TO of Avast Holding B.V. on September 30, 2016).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: September 30, 2016	By:	/s/ Alan Rassaby
Name: Alan Rassaby
Title: Managing Director

	By:	/s/ Stefan Boermans
Name: Stefan Boermans
Title: Managing Director